As filed with the Securities and Exchange Commission on February 13, 2007
Registration No. 333-140332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1 TO
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HANDHELD ENTERTAINMENT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	98-0430675 (I.R.S. Employer Identification No.)

539 Bryant Street, Suite 403
San Francisco, California 94107
Telephone: (415) 495-6470

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107
Telephone: (415) 495-6470

(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
Harvey J. Kesner, Esq.
Haynes & Boone, LLP
153 East 53rd Street
New York, New York 10022
Telephone: (212) 659-7300
Facsimile: (212) 918-8989

As soon as practicable after the effective date of this Registration Statement
(Approximate Date of Commencement of Proposed Sale to the Public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2007

957,500 Warrants to Purchase Common Stock at $3.50 per Share
957,500 Warrants to Purchase Common Stock at $4.00 per Share
4,322,787 Shares of Common Stock

•	The shares of common stock, warrants and other securities offered by this prospectus are being sold by the selling security holders.

•
The warrants consist of (i) 957,500 warrants to purchase one share of our common stock at an exercise price of $3.50 per share (the “$3.50 Warrants”), and (ii) 957,500 warrants to purchase one share of our common stock at an exercise price of $4.00 per share (the “$4.00 Warrants”).

The $3.50 Warrants and $4.00 Warrants (collectively, the “Warrants”) were issued to investors in a private placement. Each Warrant may be exercised to purchase one share of our common stock in accordance with the terms and conditions of the Warrants prior to January 17, 2012, the expiration date of the Warrants. The $4.00 Warrants, however, may not be exercised prior to July 17, 2007. Moreover, if (i) the closing sale price of our common stock is greater than $5.20 for five consecutive trading days, (ii) there is an effective registration statement covering the resale of the shares of common stock underlying the $4.00 Warrants and (iii) the common stock is listed on the NASDAQ Capital Market, we may redeem the $4.00 Warrants for $0.01 per $4.00 Warrant should the holders of the $4.00 Warrants fail to exercise such warrants within 15 days following our notice to such holders of the $4.00 Warrants of the satisfaction of the foregoing conditions.

•
The shares of common stock consist of 1,276,666 shares of common stock issued in a private placement, 280,884 shares of common stock issuable upon conversion of certain convertible promissory notes, 957,500 shares of common stock underlying the $3.50 Warrants, 957,500 shares of common stock underlying the $4.00 Warrant and 850,237 other shares of common stock.

•
We will not receive any of the proceeds from the sale of the Warrants or the shares of common stock by the selling security holders. However, we will receive proceeds from the exercise of the Warrants by the selling security holders.

•	Our common stock is quoted on The NASDAQ Capital Market under the symbol ‘‘ZVUE’’ and the Boston Stock Exchange under the symbol ‘‘HDE.’’

•	There is currently no public market for the Warrants and one may never develop. We have applied to list the Warrants on The NASDAQ Capital Market.

•	The last sale price of our common stock on February 12, 2007 was $3.34 per share.

Investing in our common stock and Warrants involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled ‘‘Risk Factors’’ beginning on page 5, which describes some factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February __, 2007.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	5

FORWARD-LOOKING STATEMENTS	14

USE OF PROCEEDS	15

SELLING SECURITYHOLDERS	15

DESCRIPTION OF SECURITIES	17

PLAN OF DISTRIBUTION	17

INCORPORATION BY REFERENCE	20

LEGAL MATTERS	21

WHERE YOU CAN FIND MORE INFORMATION	21

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	22

You should rely only on the information contained in this prospectus and in any prospectus supplement we file after the date of this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling security holders will not make an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus or any supplement is accurate as of the date on the front cover of this prospectus or any supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

We urge you to carefully read this entire prospectus, including the financial statements and the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under “Risk Factors” before you decide to purchase any of our securities. All references to “we,” “us” or “the Company” mean Handheld Entertainment, Inc. and its wholly-owned subsidiaries.

Corporate History

We were organized in the state of Nevada on February 3, 2003 as Vika Corp. On February 8, 2006, we merged with and into a wholly-owned Delaware subsidiary, for the sole purpose of changing the state of our incorporation to Delaware from Nevada. On February 10, 2006, HHE Acquisition, Inc., our newly formed wholly-owned California subsidiary, merged with and into Handheld Entertainment, Inc., a private California corporation. Upon closing of the merger Handheld Entertainment, Inc. became our wholly-owned subsidiary and we succeeded to Handheld Entertainment’ Inc.’s line of business as our sole line of business. In connection with the merger, Handheld Entertainment, Inc. changed its name to HHE Corp. and we changed our name to Handheld Entertainment, Inc. On April 12, 2006, HHE Corp. merged with and into us. On August 14, 2006, we effected a 1.45-for-1 reverse stock split.

Overview

We are a digital-media-to-go company with a family of mass-market portable media players priced at mass-market prices at our own online video content stores at ZVUE.com, Dorks.com, FunMansion.com and YourDailyMedia.com. We are focused on two large and growing synergistic multi-billion dollar markets — distributed digital content and portable digital media devices. Our strategy is to capitalize on the synergy between portable digital entertainment products and related digital content. We offer consumers easy to use mobile devices at a compelling value, as well as access to a large and growing library of audio and video digital content. Our ZVUE devices have been designed to be compatible with virtually all formats of content. Consumers can also download free user-generated videos and other media from the “Free STUFF!” section of ZVUE.com, as well as from Dorks.com, FunMansion.com and YourDailyMedia.com.

We presently sell two models of our media player, the ZVUE 200 and ZVUE 250, as well as our latest offering, a MP3 player, announced in December 2006, which comes pre-loaded with music content. We manufacture products which are value priced and focus on price points below $149.

Our media players are sold in more than 2,000 Wal-Mart stores in the United States, as well as retail store websites, including Amazon.com. Subsequent to our acquisition of Putfile.com on February 5, 2007, we had approximately 425,000 media files available for download, consisting of music video, news clips, television shows, short films and feature-length films, and rights to more than 11,000 additional media files. We also have over two million songs available for download through our strategic partnerships with content providers, eMusic and Rhapsody.

We believe that there is an increasing demand for 'on-the-go' entertainment as evidenced by trends such as increased broadband penetration into the home and the proliferation of wi-fi “hot spots.” These factors have increased consumers' expectations to be able to access digital content across many different platforms. Digital video recorders, such as TIVO, have freed consumers to view media “when they want.” Location shifting technologies allow transferring of digital content between devices and permit users to view media ‘‘where they want.’’ Content distribution is also undergoing dynamic change as both new and classic music videos, television shows and films are made available for downloading to portable devices. We believe that devices need to provide content that content providers require devices, and that consumers want a complete solution. We believe we offer that complete solution.

Our principal executive offices are located at 539 Bryant Street, Suite 403, San Francisco, California 94107 and our telephone number is (415) 495-6470. Our website address is www.zvue.com. The website does not form a part of this prospectus.

Recent Developments

Corporate Governance

Since the resignation of Harvey J. Kesner from our board of directors on October 31, 2006, we had less than a majority of independent directors on our board and therefore were not in compliance with NASDAQ Marketplace Rule 4350(c)(1).  On February 1, 2007, following our appointment of Robert B. Austrian to our board of directors, we were informed by The NASDAQ Stock Market that we regained compliance.

Private Placement

On January 17, 2007, we sold in a private placement 1,276,666 shares of common stock, warrants to purchase 957,500 shares of our common stock at an exercise price of $3.50 per share and warrants to purchase 957,500 shares of our common stock at an exercise price of $4.00 per share, for aggregate gross proceeds of $3.8 million. The private placement was offered to accredited investors pursuant to the exemption from registration afforded by Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act. The shares of common stock, warrants and shares of common stock underlying the warrants are being offered for resale by the holders thereof pursuant to this registration statement.

NASDAQ Marketplace Rule 4350(i)(1)(D)(ii), requires a company to obtain shareholder approval prior to the issuance of 20% or more of its shares of common stock outstanding before the issuance, if such issuance is for less than the market value of the stock.  It was determined that the original liquidated damages provision contained in the warrants issued in the private placement may have resulted in the issuance of a number of shares equal to more than 20% of our outstanding shares of common stock at a price less than the market value of the stock.  On January 29, 2007, we were advised by the staff of The NASDAQ Stock Market that we regained compliance with this rule, upon amending a liquidated damages provision contained in the warrants issued in the private placement.

Acquisitions

On February 5, 2007, we acquired 100% of the outstanding shares of Putfile Limited. Puftile Limited operates a leading free digital media website, Putfile.com, featuring user-generated content. The purchase price for Putfile Limited was comprised of a combination of approximately $1,080,000 of cash and $6,000,000 of our restricted common stock (2,092,050 shares).

On December 18, 2006, we acquired certain assets from John Paul Worsnop, including all of the assets and business of YourDailyMedia.com, an internet website that aggregates user-generated content. The purchase price for the assets and business of YourDailyMedia.com was comprised of a combination of $260,000 in cash and a five-year $800,000 convertible promissory note in favor of John Paul Worsnop. The note is convertible into 186,306 shares of our common stock at a fixed conversion price of $4.29 per share. The note bears interest at a rate 4.9% per annum. The shares of common stock underlying the note are being offered for resale pursuant to this registration statement.

On December 1, 2006, we acquired certain assets from Aperio Technologies, Inc., including all of the assets and business related to FunMansion.com, an internet website that aggregates user-generated content. The purchase price for the assets and business of FunMansion.com was comprised of a combination of $500,000 in cash and a five-year $600,000 convertible promissory note in favor of Aperio Technologies, Inc. The note is convertible into 94,578 shares of our common stock at a fixed conversion price of $6.34 per share. The note bears interest at a rate of 4.9% per annum. The shares of common stock underlying the note are being offered for resale pursuant to this registration statement.

On November 13, 2006, we acquired 100% of the membership interests of Dorks, LLC, which operates Dorks.com, an internet website that aggregates user-generated content, from Zeus Promotions, LLC. The purchase price for the membership interests of Dorks, LLC was comprised of a combination of $500,000 in cash and a five-year $1 million secured convertible promissory note in favor of Zeus Promotions, LLC. The note was convertible into 750,751 shares of our common stock at a fixed conversion price of $1.33 per share. Zeus Promotions, LLC converted the entire principal amount of the note into 750,751 shares of our common stock on January 22, 2007. The shares of common stock issued upon such conversion of the note are being offered for resale pursuant to this registration statement.

The Company believes that it has the ability to satisfy its obligations under the convertible notes issued in connection with foregoing acquisitions.

The Offering

Warrants offered by the selling security holders
957,500 warrants that may be exercised for one share of common stock at an exercise price of $3.50 per share (the “$3.50 Warrants”), and 957,500 Warrants that may be exercised for one share of common stock at an exercise price of $4.00 per share  (the “$4.00 Warrants” and together with the $3.50 Warrants, the “Warrants”).

Exercise
Each Warrant may be exercised to purchase one share of our common stock in accordance with the terms and conditions of the Warrants prior to the January 17, 2012, the expiration date of the Warrants. The $4.00 Warrants may not be exercised prior to July 17, 2007.

Redemption
If (i) the closing sale price of our common stock is greater than $5.20 for five consecutive trading days, (ii) there is an effective registration statement covering the resale of the shares of common stock underlying the $4.00 Warrants and (iii) the common stock is listed on the NASDAQ Capital Market, we may redeem the $4.00 Warrants for $0.01 per $4.00 Warrant should the holders of the $4.00 Warrants fail to exercise such warrants within 15 days following our notice to such holders of the $4.00 Warrants of the satisfaction of the foregoing conditions.

Registration Rights
Pursuant to the subscription agreements with investors, we have filed a registration statement, of which this prospectus forms a part, to cover the resale of (i) 1,276,666 shares of common stock, (ii) the Warrants and (iii) 1,915,000 shares of common stock underlying the Warrants. We are obligated to cause this registration statement to be declared effective by March 15, 2007, and maintain the registration statement’s effectiveness for 18 months after such date.

If we do not cause this registration statement to be declared effective by March 15, 2007, the exercise price of the $3.50 Warrants will be automatically reduced by 20% of the original exercise price, and for every 30 day period thereafter that we have still not obtained the effectiveness of the registration statement, the exercise price of the $3.50 Warrants will be reduced by an additional 10% of the original exercise price.

Common stock offered by the selling security holders
4,322,787 shares, consisting of 1,276,666 shares of common stock issued in a private placement, 280,884 shares of common stock issuable upon conversion of certain convertible promissory notes, 957,500 shares of common stock underlying the $3.50 Warrants, 957,500 shares of common stock underlying the $4.00 Warrant and 850,237 other shares of common stock.

Common stock outstanding after this offering	18,059,618

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling security holders. However, we will receive proceeds from the exercise of the Warrants.

Public Market
Our common stock is quoted on The NASDAQ Capital Market under the symbol “ZVUE” and traded on the Boston Stock Exchange under the symbol “HDE.” There is no public market for the Warrants and one may never develop. We intend to apply to have the Warrants listed on The NASDAQ Capital Market.

Risk factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the ‘‘Risk Factors’’ section beginning on page 5 of this prospectus before deciding whether or not to invest in shares of our common stock or Warrants.

The number of shares of our common stock outstanding after this offering is based on 15,863,734 shares outstanding as of February 13, 2007, which excludes the following:

•
up to 684,138 shares of common stock issuable upon exercise of outstanding warrants, including warrants held by selling security holders, at a weighted average exercise price of $0.83 per share, up to 957,500 shares issuable upon exercise of the $3.50 Warrants, and up to 957,5000 shares of common stock issuable upon exercise of the $4.00 Warrants;

•	up to 1,922,180 shares of common stock issuable upon exercise of outstanding options granted under our 2003 Stock Option/Stock Issuance Plan, with a weighted average exercise price of $0.49 per share;

•	up to 146,786 shares of common stock reserved for future issuance for future option grants under our 2003 Stock Option/Stock Issuance Plan;

•	warrants to purchase 1,200,000 shares of our common stock issued as part of the units in our underwritten public offering in August 2006;

•
up to 120,000 shares of our common stock included in units issuable upon exercise of a unit purchase option granted to the representative of the underwriters in connection with our underwritten public offering in August 2006 and up to 120,000 shares issuable upon the exercise of warrants included in units issuable upon exercise of the unit purchase option; and

•	Up to 280,884 shares of common stock issuable upon conversion of outstanding convertible promissory notes, not including accrued, but unpaid interest thereon and other amounts due on the notes.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following circumstances occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment. Unless otherwise indicated, all references in this prospectus to “Handheld,”“ we,” “us” and “our” refer to Handheld Entertainment, Inc. and its subsidiaries.

RISKS RELATING TO OUR BUSINESS

Since Wal-Mart represents approximately 97% of our revenues, and Wal-Mart has only purchased a single model, if they were no longer our customer, demanded different terms, or did not accept our future planned modes, a negative impact on our revenues would result.

Wal-Mart currently is, and for the foreseeable future is expected to remain, our largest customer. Wal-Mart represented approximately 97% of our revenues during the nine months ended September 30, 2006. While we plan to aggressively market the “ZVUE” product line to other major retailers, other major retailers may not take on the “ZVUE” product line. Consequently, our short-term business plan depends, to a significant extent, on continuing our relationship with Wal-Mart, which may not happen. We do not have any long term or supply agreement for the sale of our products to Wal-Mart and our business plans are based upon estimates for orders from Wal-Mart that could be inaccurate.

All of our sales to Wal-Mart, our largest customer during 2005, were of our ZVUE 200 model, which had been our sole product sold. The majority of our orders shipped to Wal-Mart during 2006 were our ZVUE 200 and ZVUE 250 models, as well as our new MP3 product. We expect the majority of our orders shipped to Wal-Mart during 2007 to be of our ZVUE 250 model as well as our MP3 player.

Having virtually all of our retail business concentrated in one retailer also entails the risk that the retailer may demand price concessions and other terms that prevent us from operating profitably, and which could subject us to the risks affecting that retailer's business. In addition, Wal-Mart maintains its own pay music download service that could compete with our download business and impact sales of our PMP devices.

Eastech is the sole manufacturer of our products and, if we are unable to continue our relationship on acceptable terms, our ability to manufacture products would be significantly impaired and our revenues would be negatively impacted.

We are dependent on a continuing relationship with Eastech, the sole manufacturer of our PMP and MP3 devices. Eastech presently manufactures our PMP and MP3 devices based on purchase orders that we submit. Eastech has been providing us payment terms that permit us to pay for products once our customers have paid us. However, these terms are expected to change, which may require us to begin to make advance payments for our purchases of inventory and components. We currently do not have alternative financing available and do not maintain a revolving line of credit for purchases. There can be no assurance that we can successfully renegotiate our agreement with Eastech upon expiration of the agreement in January 2007.

Our relationship with Eastech may not continue into the future, and unforeseen events may result in our relationship ending or changing. An adverse change to this relationship would have a material adverse impact on our business and results of operations by, among other things, increasing our costs. The inability or unwillingness of Eastech to continue manufacturing our products on a purchase order basis, exposes us to additional risks.

Eastech is one of our significant investors. In 2004, Eastech purchased 383,142 shares of our series B convertible preferred stock (which was converted into our common stock in the reverse merger) for an aggregate purchase price of $500,000. In addition, Eastech's founder, chairman and CEO who was a member of our board of directors at the time (he resigned in November 2005), purchased 18,390 shares of our series D convertible preferred stock (which was converted into our common stock in the reverse merger) for an aggregate purchase price of $100,000. The terms of Eastech's relationship with us may be significantly influenced by Eastech's ownership interest. We may not be able to locate replacement manufacturing or assembly facilities from independent parties that would provide payment, supply and other terms equivalent to those provided us by Eastech, particularly in light of the incentive provided by the ownership relationship which would not exist with any successor manufacturer to Eastech.

Our existing agreements with Eastech could harm our cash flows, and a default on our payment obligations would allow Eastech to foreclose and liquidate some or all of our assets.

Under these agreements, Eastech has a security interest in all of our assets (other than our patents, trademarks and copyrights). In addition, payments by our customers of our accounts receivable from the sale of our PMP and MP3 products are required to be made to an escrow account, with the proceeds from that escrow account first being distributed to Eastech so that it receives its contract manufacturing price, with the remainder to us. A default by us on our payment obligations to Eastech, including our failure to pay Eastech its contract manufacturing price, would permit Eastech to foreclose and liquidate some or all of our assets in order to pay amounts owed, which would negatively impact our ability to conduct business.

Although we expect to achieve cash flow positive results in the fourth quarter of 2007, we have experienced losses to date, and, as of our last audit at the end of 2005, our independent registered public accounting firm expressed doubt about our ability to continue as a going concern.

Although we expect to achieve cash flow positive results in the fourth quarter of 2007, there can be no assurance that we will be able to achieve or sustain profitability or positive cash flow by such period, or at all. Based on our history of losses, our independent registered public accounting firm has stated in their report accompanying their audit of our 2005 year-end financial statements that there is substantial doubt about our ability to continue as a going concern. If consumers are slower to embrace our products than we expect, we may not be able to continue operating our business.

We face intense competition from both PMP manufacturers and content distributors and if customers do not choose our products or our content delivery methods, pricing or offerings over those of our competitors, then our revenues would be negatively impacted.

The handheld entertainment market in which we operate, which includes portable video players, portable stereos, game players, MP3 and CD players and, to a limited degree, personal digital assistants (PDAs) and wireless phones, is very competitive. The content delivery business in which we operate also is very competitive. Consumers have many devices to choose from and many content providers to choose from, such as Apple, Microsoft, Napster, Musicmatch, RealAudio, and Wal-Mart, and we must compete with these devices and services in order to sell our ZVUE PMP devices and generate revenues from content, including video content.

Several companies, including Apple, Microsoft, Nintendo, Nokia, Sony, Samsung, Toshiba and Creative Labs, have released, or announced that they are developing, handheld devices featuring digital video playback similar to that offered by us and planned in the future. We cannot guarantee that consumers will choose to purchase our PMP devices, or purchase content through our service, instead of other handheld devices or from other content companies. We also face competition from traditional media outlets such as television (including cable and satellite), radio (terrestrial and satellite), CDs, DVDs, videocassettes and others, and may in the future face competition from new or as yet unknown sources, such as broadband telephone providers. Emerging Internet media sources and established companies entering into the Internet media content market include Time Warner's AOL subsidiary, Microsoft, Apple, Google, Yahoo! and broadband Internet service providers who can be expected to be significant competitors. We expect this competition to become more intense as the market and business models for Internet video content to mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than we can and may develop better offerings than us and may be able to leverage other assets to promote their offerings successfully.

Most of our competitors or potential competitors in both devices, and content, have significantly greater financial, technical and marketing resources than we do. They may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to developing, promoting and selling their products and services than we can.

If our suppliers are unable to meet our manufacturer’s requirements, then we will need to reduce the number of ZVUES available to our distribution partners, which would decrease our revenues.

Our products contain components, including liquid crystal displays, memory chips and microprocessors, from a variety of suppliers. In order for us to have the ZVUE devices manufactured, these components must be available at the right level of quality and at the right price. Some components, such as microprocessors, come from single-source suppliers, and alternative sources would not be available for those components unless we were to redesign the device. Other components, such as our screens, could be obtained from alternative suppliers without redesign, but only at higher prices than we currently pay or for delivery later than required by our production schedule. If suppliers are not able to provide these critical components on the dates and at the prices scheduled, our sole-source manufacturer, Eastech Electronics (Taiwan) Inc. (Eastech) may not be able to promptly and cost-effectively manufacture the ZVUE devices in sufficient quantities to meet our demand, which would decrease our revenues.

If consumers do not embrace our products our revenues will decline.

During 2005 and through October 2006, nearly all of our revenues were derived from sales of just a single product, the “ZVUE 200.” Since then, we have begun selling additional products, the “ZVUE 250” and our MP3 player. Consumers may not accept our new products, on which future revenues will rely, or adopt our content services. Our financial success will depend largely on our ability to quickly and successfully establish, maintain and increase sales of our new products, including through untested new retail channels of distribution. We have assumed that there is substantial and growing consumer demand for PMP devices priced under $149, on which assumption our business model is substantially reliant. Because our distribution to date has also been largely concentrated in Wal-Mart, a single large well-established retail chain, representing approximately 94% of our 2005 revenues, our products and content may not achieve the mass market appeal and success on which we have based our plans. Our success is significantly dependent upon the accuracy of our price and positioning assumptions and various other assumptions including design, functionality, and consumer acceptance.

The market for products that enable the downloading of media and personal music/video management is still evolving. We may be unable to develop sufficient demand to take advantage of this market opportunity. We cannot predict whether consumers will adopt or maintain our products as their primary application to play, record, download and manage their digital content. Our inability to achieve or maintain widespread acceptance or distribution of our products would negatively impact our revenue.

Failure to develop consumer recognition of our products could limit the demand for the ZVUE, resulting in less than expected sales.

We believe that continuing to strengthen our brand will be critical to increasing demand for, and achieving widespread acceptance of, our ZVUE devices. We also believe that a strong brand, such as those offered by many competitors, offers an advantage to those competitors with better name recognition than ours. Various well-recognized brands have introduced players, and our PMP products may be viewed as late to the portable media player market, a significant competitive disadvantage. Promoting our brand will depend largely on our marketing efforts and whether we are able to secure rights to desirable content. There is no guarantee that our marketing efforts will result in increased demand for our products or greater customer loyalty, and even if they do, that we will generate increased revenues or profitability due to requirements for enhanced marketing efforts and costs to attract and retain consumers.

If we were to lose the services of members of our senior management team, we may not be able to execute our business strategy.

Our success depends in large part upon the continued service of key members of our senior management team, which includes Jeff Oscodar, our Chief Executive Officer and President, Tim Keating, our Chief Operating Officer, Garrett Cecchini, our Executive Vice President, Secretary and founder, Carl Page, our Chief Technology Officer, Bill Bush, our Chief Financial Officer, Greg Sutyak, our Executive Vice President, Finance and Operations, and Larry Gitlin, our Vice President of Business Development. The loss of any of our senior management or key personnel could seriously harm our business and prospects. We intend to utilize a portion of the proceeds of this offering to secure key-man life insurance on certain of our executives.

If we are not able to manage our product return rate at acceptable levels, then gross margin will decline.

Our strategy of appealing to a mass market with low prices requires that our products be easy to use. We have experienced return rates that are higher than acceptable to us, and may exceed return rates experienced by competing brands, but which we believe are in line with acceptable levels of returns for our product category. We cannot guarantee that we will be successful in reducing our return rates, resulting in lower gross margins.

Major retailers purchasing electronic equipment require buy-back protections, which could materially impair our cash flow.

Major retailers such as Wal-Mart, Best Buy, Target, and Toys "R" Us may require manufacturers and distributors to provide them various inventory and price protections and incentives. Major retailers may require a variety of protections, including holdbacks on payment, reducing the price paid if the retailer cannot sell the product or the product requires discounting, or requiring the manufacturer to buy back unsold goods. If our products do not sell as well as we or retail distributors anticipate, such protections could lead to excess inventory and costs, and our becoming subject to significant holdback and repayment obligations, which may be arbitrary and difficult or impossible to contest without jeopardizing our relationship with a retailer. We may be unable to recover from our manufacturers any amounts that we will be required to pay or allow to our retailers. Accordingly, these obligations could significantly impair our cash flow, revenues and financial condition.

Since our products are manufactured overseas, changes in political or economic conditions in those countries could affect our ability to manufacture products in compliance with our distribution partners’ schedules.

Because our manufacturer's headquarters are in Taiwan and its factory is in China, our business is subject to risks associated with doing business internationally. Accordingly, our ability to distribute the product could be harmed by a variety of factors, including changes in foreign currency exchange rates, changes in the political or economic conditions in Taiwan, China or elsewhere, trade-protection measures, import or export licensing requirements, delays in shipping, potential labor activism, inclement weather, difficulty in managing foreign manufacturing operations and less effective protection of intellectual property.

We have a limited operating history and therefore it is difficult to accurately make projections and forecasts.

We are an early stage company. We are devoting substantial efforts to establishing a new business that has not yet generated significant revenues in a new industry. As a result, we have no reliable operating history upon which to base our projections and forecasts.

  We may not be able to adequately protect our proprietary rights, which would have an adverse effect on our ability to competitively manufacture and distribute our products on a world-wide basis.

Our ability to compete depends upon internally developed technology and technology from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements, and protective contractual provisions. Despite these efforts, our applications for patents and trademarks relating to our business may not be granted and, if granted, may not provide us with any competitive advantages. Additionally, another party may obtain a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products. Further, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Our inability to adequately protect our proprietary rights would have an adverse impact on our ability to competitively manufacture and distribute our products on a world-wide basis.

We may be subject to claims that we have infringed the proprietary rights of others, which could require us to obtain a license, increasing our royalty expenses, or to change our products, resulting in higher development expenses.

Although we do not believe that any of our activities infringe the proprietary rights of others, we may be subject to claims that our intellectual property is invalid, or claims for indemnification resulting from infringement of intellectual property owned by others. Regardless of the merit of such claims or if such claims are valid or can be successfully asserted, or defended, such claims could cause us to incur significant costs and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. If any claims or actions are asserted against us, we may seek to obtain a license to the intellectual property rights that are in dispute. Such a license may be unavailable on reasonable terms, or at all, which could force us to pay higher royalties or change our products or activities, which could result in higher development expenses.

Our anticipated growth could strain our resources.

We expect to grow at a rate that will place a significant strain on our managerial, operational and financial resources. To manage this growth, we will have to develop and install operational and financial systems, as well as hire, train and manage new employees, in addition to independent consultants. We may not be able to locate and hire the individuals we will need as our business grows.

Our mobile product plans may not be realized and we may not be successful if consumers do not use mobile devices to access video digital media in addition to audio.

In order for our investment in the development of mobile video products to be successful, consumers need to adopt and use mobile devices for consumption of digital video media. Available video devices are not widely known or available at reasonable prices so consumers have not yet widely adopted products for video as they have for audio. If adoption does not significantly increase, our revenues would not increase to the levels we desire.

We rely on third-party content providers, who may not provide their content to us on advantageous terms or at all, which would affect the quality of our content offering.

We contract with third parties to obtain content for distribution to our customers. We pay royalties/fees to obtain the necessary rights to lawfully offer these materials to our customers. Royalty rates associated with content are not standardized or predictable. Our licensing arrangements are generally non-exclusive and short-term and do not guarantee renewals. Some parties in the content industry have consolidated and formed alliances, which could limit the availability of, and increase the costs associated with acquiring rights to content. Further, some content providers currently, or in the future may, offer music and video products and services that would compete with our music and video products and services, and could take action to make it more difficult or impossible for us to license or distribute content, such as imposing harsh usage rules restricting copying or other uses by our customers. If we are unable to offer a wide variety of content at reasonable rates, our revenues would be diminished.

If we are unable to continually license compelling digital content on commercially reasonable terms, then our gross margins would be negatively impacted.

We must continue to obtain fresh compelling digital media content for our video and music services in order to develop and increase revenue and overall customer satisfaction for our products and services. In some cases, we have paid and will continue to pay substantial fees in order to obtain premium content. We have limited experience determining what content will be successful with current and prospective customers. In addition, some of our content licensing agreements may have high fixed costs, and in the event that we do not renew these agreements these fixed costs may be lost. If we cannot obtain premium content on commercially reasonable terms, or at all, our gross margins would be negatively impacted.

Development delays or cost overruns may negatively affect the profitability of our products.

We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Also, our products may contain undetected errors, including security errors, that could cause increased development costs, loss of revenue, adverse publicity, reduced market acceptance, and lead to disputes or litigation.

If our products are not able to support popular digital media formats, our sales will be substantially impaired.

The success of our products and services depends upon our interoperability and support for a variety of media formats and, to a lesser extent relating to our future plans, wireless formats. Technical formats and consumer preferences may change over time, and we may be unable to adequately address these changes or have proficiency with new and evolving formats. We may not be able to license technologies, like “codecs” -- compression/decompression -- or DRM - digital rights management -- technology, that are introduced, which would harm consumer and developer acceptance of our products and services.

Changes in network infrastructure, transmission methods and protocols, and broadband technologies could negatively impact our revenues.

Our products and services depend upon the means by which users access content over the Internet and will, to an increasing degree in the future, rely on wireless networks. If popular technologies, transmission methods and protocols change use of our technologies and products could decrease, and our operating results could be negatively impacted.

Development of new technologies, products and services for transmission infrastructure could increase our vulnerability to competitors by enabling the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources, and established relationships with media providers. Our current competitors may also develop relationships with, or ownership interests in, companies that have significant access to or control over the broadband transmission infrastructure or content that could provide them with a significant competitive advantage.

Standards for non-PC wireless devices have not been established and could diminish our sales if our products and technologies are not compatible with the new standards.

We do not believe that complete standards have emerged with respect to non-PC wireless and cable-based systems. If we do not successfully make our products and technologies compatible with emerging standards, we may miss market opportunities and our financial performance will suffer. If other companies' products and services, including industry-standard technologies or other new standards, emerge or become dominant in any of these areas, or differing standards emerge in global markets, demand for our technology and products could be reduced or they could become obsolete.

Our operating results will suffer if our systems or networks fail, become unavailable or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends, in part, on the continued operation of our systems and networks and those of third parties. A significant or repeated reduction in the performance, reliability or availability of these information systems and network infrastructure could harm our ability to conduct our business, our reputation and our ability to attract and retain users and content providers. Problems with these systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters, power failures, intentional actions to disrupt our systems, and networks and many other man-made and natural causes. The vulnerability of our computer and communications infrastructure is enhanced because it is located in San Francisco, California, an area that is at heightened risk of earthquakes and fires. We do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. We intend to utilize a portion of the proceeds of this offering to promote fully-redundant systems and enhance our business interruption insurance from the present levels.

Our network is subject to security risks that could harm our reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any events that compromise our ability to transmit and store information and data securely, and any costs associated with preventing or eliminating such problems, could hurt our ability to distribute products and content and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We also may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks. A successful attack or breach of security against us (or against a well-known third party) could hurt consumer demand and expose us to consumer class action lawsuits.

We may be forced to litigate to defend our intellectual property rights or to defend against claims by third parties against us relating to intellectual property, which could be very costly and distracting to management.

Disputes regarding the ownership of technologies and rights associated with media, digital distribution and online businesses are common and likely to increase in the future. We may be forced to litigate to enforce or defend our intellectual property rights or manner of doing business, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. Any such litigation could be very costly and distracting to management, even if such claims are not meritorious. The existence and/or outcome of any such litigation is unpredictable and could significantly increase our expenses.

We may be subject to legal liability for the provision of third-party products, services or content, resulting in damages or penalties.

Our arrangements to offer third-party products, services, content or advertising could subject us to claims by virtue of our involvement in providing access to that information. Our agreements may not adequately protect us from potential liabilities. It is also possible that if information provided directly by us contains errors or is illegal, or is otherwise negligently provided to users, we could be subject to claims (or prosecution). Investigating and defending these claims would be expensive, even if the claims are unfounded. If any of these claims results in liability, we could be required to pay damages or other penalties.

We may be liable for content displayed on our network of websites which could subject us to liabilities and increase our expenses.

We may liable to third parties for content available or posted on our websites, ZVUE.com, Dorks.com, FunMansion.com and YourDailyMedia.com, if the music, artwork, text, video or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory. Any claims by third parties resulting from content available or posted on our websites could be time consuming, result in costly litigation and divert management’s attention.

 RISKS RELATING TO OUR INDUSTRY

We may be subject to risk and legal liability in connection with data collection capabilities of our products and services, resulting in damages or penalties.

Products that are interactive require communication between a client and server. To provide better consumer experiences and operate effectively, such products send information, including private data, to servers and also require that a user provide information. Companies impacted by interactive data collection and transmission over the Internet, such as us, establish and maintain a privacy policy concerning collection, use and disclosure of user data. Online privacy is an area of developing law and regulation. Failure to comply with posted privacy policy and existing or new legislation or rules concerning privacy could impact the market for our products and services, hurt our reputation with consumers, subject us to litigation, and may also lead to strict regulation of such activities.

Interpretation of existing laws that did not originally contemplate the internet could harm our business and operating results.

The application of existing laws governing issues such as property ownership, copyright and other intellectual property issues to the Internet is not clear. Many of these laws were adopted before the advent of the Internet and do not address the unique issues associated with the Internet and related technologies. In many cases, the relationship of these laws to the Internet has not yet been interpreted. New laws, regulations, and interpretations of existing laws may increase our costs or require us to change business practices.

RISKS RELATING TO OUR COMMON STOCK

 Future sales of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock or the availability of a substantial number of such shares for sale could result in a decline of prevailing market price of our common stock and impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that we deem necessary or appropriate.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

RISKS RELATING TO OUR ORGANIZATION

Our directors, executive officers and entities affiliated with them beneficially own a substantial number of shares of our common stock, which gives them significant control over some major decisions on which our stockholders may vote and may discourage an acquisition of us.

Our executive officers, directors and affiliated persons beneficially own, in the aggregate, approximately 33.9% of our outstanding common stock. This figure does not reflect the increased percentages that the officers and directors may have in the event that they exercise options that may be granted to them under our employee incentive plans or if they otherwise acquire additional shares of our common stock. The interests of our current officers and directors may differ from the interests of other stockholders. These current officers, directors and affiliated persons will have significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	elect or defeat the election of our directors;
•	amend or prevent amendment of our certificate of incorporation or bylaws;
•	effect or prevent a merger, sale of assets or other corporate transaction; and
•	control the outcome of any other matter submitted for stockholder vote.

Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.

We are a Delaware corporation. Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. To the extent that any statements made in this Prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as “expects,” “plans” “will,” “may,” “anticipates,” believes,” “should,” “intends,” “estimates,” and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, the effectiveness, profitability, and marketability of such products, the ability to protect proprietary information, the impact of current, pending, or future legislation and regulation on the electronic marketing industry, the impact of competitive products or pricing, technological changes, the effect of general economic and business conditions and other risks and uncertainties detailed from time to time in our filings with the SEC. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

We also use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and the projected amounts may not be achieved. Similarly, although we believe that the surveys and market research others have performed are reliable, we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

USE OF PROCEEDS

We will not receive any proceeds from the resale of shares by the selling security holders covered by this prospectus. We will, however, receive up to $4,308,754 aggregate gross proceeds from the exercise of the Warrants. Any proceeds we receive from the exercise of the Warrants will be used for working capital and general corporate purposes.

SELLING SECURITYHOLDERS

Selling security holders may offer the Warrants, shares of common stock underlying the Warrants and certain other shares of common stock owned by the selling security holders pursuant to this prospectus.

We have prepared the table below based on information given to us by those selling security holders who have supplied us with this information and we have not sought to verify this information. We will update this table if we receive more information from holders of the Warrants and common stock that have not yet provided us with their information. We will supplement this prospectus to include additional selling security holders upon request and upon provision of all required information to us. Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. Except as expressly set forth below, none of the selling security holders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer, and each of the selling security holders acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of those shares. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the shares.

Because the selling security holders may offer all or some portion of the Warrants and shares of common stock issuable upon exercise of the Warrants and other common stock listed below, we have assumed for purposes of this table that the selling security holders will sell all of the Warrants and shares of common stock offered by this prospectus pursuant to this prospectus.

The number of shares of common stock shown in the table below assumes the exercise of all Warrants held by each selling security holder and includes other shares of common stock held by the selling security holder. The number of shares of common stock beneficially owned prior to the offering includes shares of common stock into which the $3.50 Warrants may be convertible and any shares specified in the footnotes pertaining to a given selling security holder. The $4.00 Warrants may not be exercised by the holders thereof within 60 days from the date of this prospectus, and therefore, are not included in the selling security holders beneficial ownership prior to the offering.

The exercise price and number of shares of common stock issuable upon exercise of the Warrants is subject to adjustment under certain circumstances including, but not limited to, split-ups, split-downs and stock dividends. Accordingly, the number of shares common stock issuable upon exercise of the Warrants may increase or decrease.

Name	$3.50 Warrants Owned Prior to the Offering	$3.50 Warrants Offered	$4.00 Warrants Owned Prior to the Offering	$4.00 Warrants Offered	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Common Stock Owned upon Complet-ion of Offering	Percentage (1)
Margie Chassman	100,000	100,000	100,000	100,000	233,000	333,333	-0-	-0-
John S. Lemak (2)	11,250	11,250	11,250	11,250	26,250	37,500	-0-	-0-
Sandor Capital Master Fund L.P. (3)	52,500	52,500	52,500	52,500	122,500	175,000	-0-	-0-
Robert B. Prag	25,000	25,000	25,000	25,000	262,229	83,333	181,896	*
Renee Honig	150,000	150,000	150,000	150,000	316,667	466,667	-0-	-0-
Mara Gateway Associates L.P. (4)	75,000	75,000	75,000	75,000	312,930	250,000	62,930	*
Chase Mortgage, Inc. (5)	75,000	75,000	75,000	75,000	175,000	250,000	-0-	-0-
Joseph Abrams	52,500	52,500	52,500	52,500	122,500	175,000	-0-	-0-
Core Fund, L.P. (6)	60,000	60,000	60,000	60,000	140,000	200,000	-0-	-0-
Eight Family Trust, U/T/A 11/8/99, Walter Bilofsky Trustee	26,250	26,250	26,250	26,250	95,250(12)	87,500	7,750	*
Elinor C. Ganz IRA Rollover	23,625	23,625	23,625	23,625	55,125	78,750	-0-	-0-
Alfred Gladstone	7,875	7,875	7,875	7,875	18,375	26,250	-0-	-0-
Aharon & Jennifer Ungar, JT	11,250	11,250	11,250	11,250	26,250	37,500	-0-	-0-
Peddle Partners, LLP (7)	23,625	23,625	23,625	23,625	70,125	78,750	-0-	-0-
Jack W. Kuhn Jr. Revocable Trust, Jack W. Kuhn Jr. Trustee	9,750	9,750	9,750	9,750	22,750	32,500	-0-	-0-
Chocolate Chip Investments LP (8)	45,000	45,000	45,000	45,000	105,000	150,000	-0-	-0-
Susan E. Saxton	9,375	9,375	9,375	9,375	21,875	31,250	-0-	-0-
Sugarman Investment LC (9)	12,000	12,000	12,000	12,000	28,000	40,000	-0-	-0-
Longview Fund L.P (10)	187,500	187,500	187,500	187,500	437,500	625,000	-0-	-0-
Zeus Promotions LLC (11)	-0-	-0-	-0-	-0-	757,514	757,514	-0-	-0-
Aperio Technologies, Inc.	-0-	-0-	-0-	-0-	94,578(13)	94,578	-0-	-0-
TVT Records, Inc.	-0-	-0-	-0-	-0-	8,279	8,279	-0-	-0-
Jeng-Lin Liou	-0-	-0-	-0-	-0-	84,444	84,444	-0-	-0-
John Paul Worsnop	-0-	-0-	-0-	-0-	186,306(14)	186,306	-0-	-0-
James Davidson	-0-	-0-	-0-	-0-	33,333	33,333	-0-	-0-
Total Securities Offered		957,500		957,500		4,322,787

*	Less than 1%

(1)	Based upon 15,863,734 shares of common stock outstanding on February 13, 2007, which includes, with respect to each individual holder, any rights to acquire common stock exercisable within 60 days.

(2)	John S. Lemak is an affiliated person of a National Association of Securities Dealers, Inc. (“NASD”) member firm.

(3)	The natural control person of Sandor Capital Master Fund, L.P. is John S. Lemak. Mr. Lemak is an affiliated person of a NASD member firm.

(4)	The natural control person of Mara Gateway Associates, LP is Lisa Clark.

(5)	The natural control person of Chase Mortgage, Inc. is Mark Herskowitz.

(6)	The general partner of Core Fund, L.P. is Core Fund Management, L.P. David N. Baker is the principal of Core Fund Management, L.P.

(7)	The natural control person of Peddle Partners LLP is Paul Drucker.

(8)	The natural control person of Choclate Chip Investments LP is Ruth Latterner.

(9)	The natural control person of Sugarman Investment LC is Howard Sugarman.

(10)	The natural control person of Longview Fund LP is S. Michael Rudolp.

(11)
The natural control person of Zeus Promotions, LLC is John Kowal. Mr. Kowal has an employment agreement with our subsidiary Dorks, LLC, which entitles Mr. Kowal to an annual base salary of $20,000 and certain bonus compensation payable in shares of our common stock upon attaining certain performance goals.

(12)	Includes 10,000 shares of common stock held by Walter Bilofsky’s spouse; Mr. Bilofsky disclaims beneficial ownership of such shares of common stock.

(13)
Represents 94,578 shares of common stock underlying a convertible promissory note, convertible into shares of our common stock at a fixed conversion price of $6.34 per share. The natural control person of Aperio Technologies, Inc. is Mary Dunne. Ms. Dunne has an employment agreement with our subsidiary Dorks, LLC, which entitles Ms. Dunne to a base salary of $24,000 per year.

(14)	Represents 186,306 shares of common stock underlying a convertible promissory note, convertible into shares of our common stock at a fixed conversion price of $4.29 per share.

None of the selling security holders has held any position or office or has had any other material relationship with us or any of our predecessors or affiliates during the past three years, except Joseph Abrams and David Baker, the natural control person of Core Fund, L.P., acted as our consultants and assisted us in effecting a financing transaction in February of 2006.

DESCRIPTION OF SECURITIES

We issued 957,500 $3.50 Warrants and 957,500 $4.00 Warrants to investors in a private placement. Each Warrant may be exercised to purchase one share of our common stock in accordance with the terms and conditions of the Warrants prior to January 17, 2012, the expiration date of the Warrants.

The $4.00 Warrants cannot be exercised prior to July 17, 2007. We may redeem for $0.01 in cash per $4.00 Warrant, all, and not less than all, of the $4.00 Warrants on and after July 17, 2007 following 15 days prior written notice, provided that (i) the closing sale price of our common stock is greater than $5.20 for five consecutive trading days prior to giving a redemption notice, (ii) there is an effective registration statement covering the resale of the shares of common stock underlying the $4.00 Warrants and (iii) the common stock is listed on the NASDAQ Capital Market.

We intended to enter Warrant Agreements covering the $3.50 Warrants and $4.00 Warrants with American Stock Transfer & Trust Co., which will serve as warrant agent. There is no public market for the Warrants and we have applied to list the Warrants on The NASDAQ Capital Market.

PLAN OF DISTRIBUTION

We are registering the Warrants, shares of common stock underlying the Warrants and other convertible instruments, and certain other shares of common stock for resale by the selling security holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of their shares of common stock, except upon the exercise of Warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling security holders may sell all or a portion of the Warrants or shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Warrants or shares of common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions. The Warrants or shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act of 1933, as amended;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

If the selling security holders effect such transactions by selling Warrants or shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved. In connection with sales of the shares of common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling security holders may also sell Warrants or shares of common stock short and deliver securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge Warrants or shares of common stock to broker-dealers that in turn may sell such shares.

The selling security holders may pledge or grant a security interest in some or all of the Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer and donate the Warrants or shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealer participating in the distribution of the Warrants and shares of common stock may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Warrants or shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of Warrants or shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Warrants and shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Warrants and shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the Warrants or shares of common stock registered by the registration statement of which this prospectus forms a part.

The selling security holders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of any of the Warrants or shares of common stock by the selling security holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Warrants or shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the Warrants and shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the Warrants and shares of common stock.

We will pay all expenses of the registration of the Warrants and shares of common stock pursuant to the subscription agreements that we entered into with the selling security holders. However, the selling security holders will pay all underwriting discounts and selling commissions, if any.

We will indemnify the selling security holders against liabilities, including liabilities under the Securities Act of 1933, as amended, in accordance with the registration rights agreement, or the selling security holders will be entitled to contribution. We may be indemnified by the selling security holders against liabilities, including liabilities under the Securities Act of 1933, as amended, that may arise from any written information furnished to us by the selling security holder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

INCORPORATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

(1)	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed March 30, 2006;

(2)	Current Report on Form 8-K, filed February 8, 2006

(3)	Current Report on Form 8-K, filed February 13, 2006

(4)	Current Report on Form 8-K, filed February 24, 2006

(5)	Current Report on Form 8-K/A, filed April 11, 2006, amending Current Report on Form 8-K, filed February 13, 2006, as previously amended by Current Report on Form 8-K/A, filed February 27, 2006;

(6)
Current Report on Form 8-K/A, filed May 10, 2006, amending Current Report on Form 8-K, filed February 13, 2006, as was previously amended by Current Report on Form 8-K/A, filed February 27, 2006, and by Current Report on Form 8-K/A, filed April 11, 2006;

(7)	Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, filed May 15, 2006;

(8)	Quarterly Report on Form 10-QSB/A for the Quarter Ended March 31, 2006, filed July 3, 2006;

(9)	Current Report on Form 8-K, filed July 7, 2006;

(10)	Current Report on Form 8-K/A, filed July 10, 2006, amending Current Report on Form 8-K/A, filed April 11, 2006;

(11)	Current Report on Form 8-K, filed July 26, 2006;

(12)	Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, filed August 14, 2006;

(13)	Current Report on Form 8-K, filed August 15, 2006;

(14)	Current Report on Form 8-K, filed October 31, 2006;

(15)	Current Report on Form 8-K, filed November 6, 2006;

(16)	Current Report on Form 8-K, filed November 7, 2006;

(17)	Current Report on Form 8-K, filed November 9, 2006;

(18)	Quarterly Report on Form 10-QSB filed November 14, 2006;

(19)	Current Report on Form 8-K, filed November 16, 2006;

(20)	Current Report on Form 8-K, filed November 17, 2006;

(21)	Current Report on Form 8-K, filed December 7, 2006;

(22)	Current Report on Form 8-K, filed on December 19, 2006;

(23)	Current Report on Form 8-K, filed January 18, 2007;

(24)	Current Report on Form 8-K/A, filed January 22, 2007;

(25)	Current Report on Form 8-K, filed January 30, 2007;

(26)	Current Report on Form 8-K, filed February 1, 2007;

(27)	Current Report on Form 8-K, filed February 9, 2007; and

(28)	Current Report on Form 8-K, filed February 13, 2007; and

(29)	Description of Common Stock in our Registration Statement on Form 8-A, filed on August 14, 2006; and

All documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of the registration statement, shall be deemed to be incorporated by reference herein and to be part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: Handheld Entertainment, Inc., 539 Bryant Street, Suite 403, San Francisco, California 94107, Attention: William J. Bush. You may also call William J. Bush at (415) 495-6470.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Haynes and Boone, LLP, New York, New York. A partner with Haynes and Boone, LLP holds our securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC for our common stock offered in this offering. This prospectus does not contain all the information set forth in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the Registration Statement for copies of the actual contracts, agreements or other documents.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC’s website at www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

We are paying all of the selling security holders’ expenses related to this offering, except that the selling security holders will pay any applicable underwriting discounts and commissions. The fees and expenses payable by us in connection with this Registration Statement are estimated as follows:

SEC registration fee	$1536.74
Accounting fees and expenses	5,000.00
Legal fees and expenses	30,000.00
Miscellaneous fees and expenses	13,463.26
Total	50,000.00

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, which we refer to as the ‘‘DGCL,’’ provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders' or directors' resolution or by contract. In addition, our director and officer indemnification agreements with each of our directors and officers provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that no indemnitee will be entitled to indemnification in connection with any claim initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of the claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Item 16. Exhibits

Exhibit No.	Description of Exhibits

4.1	Certificate of Incorporation (Incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)

4.2	Certificate of Amendment to the Certificate of Incorporation (Incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on August 15, 2006)

4.3	By-laws (Incorporated herein by reference to Exhibit 3.2 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)

4.4	Form of Warrant to Purchase Common Stock at $3.50 per share (Incorporated herein by reference to Exhibit 10.2 to Handheld’s Current Report on Form 8-K, filed on January 18, 2007).

4.5	Form of Warrant to Purchase Common Stock at $4.00 per share (Incorporated herein by reference to Exhibit 10.3 to Handheld’s Current Report on Form 8-K, filed on January 18, 2007)

4.6	Form of Amendment to the Subscription Agreement and Warrants (Incorporated herein by reference to Exhibit 10.4 to Handheld’s Current Report on Form 8-K, filed on January 30, 2007)

5.1*	Opinion of Haynes and Boone, LLP

10.1
Membership Interest Purchase Agreement, dated as November 13, 2006, by and among, Handheld Zeus Promotions, LLC, and John Kowal (Incorporated herein by reference to Exhibit 2.1 to Handheld’s Current Report on Form 8-K filed on November 17, 2006)

10.2
4.7% Secured Convertible Promissory Note issued by Handheld to Zeus Promotions, LLC (Incorporated herein by reference to Exhibit 10.1 to Handheld’s Current Report on Form 8-K filed on November 17, 2006).

10.3
Registration Rights Agreement, dated as of November 13, 2006, by and among Handheld, Zeus Promotions, LLC and John Kowal (Incorporated herein by reference to Exhibit 10.2 to Handheld’s Current Report on Form 8-K filed on November 17, 2006).

10.4
Employment Agreement, dated November 13, 2006, by and between Handheld and John Kowal (Incorporated herein by reference to Exhibit 10.3 to Handheld’s Current Report on Form 8-K filed on November 17, 2006).

10.5
Security Agreement, dated November 13, 2006, by and between Handheld and Zeus Promotions, LLC (Incorporated herein by reference to Exhibit 10.4 to Handheld’s Current Report on Form 8-K filed on November 17, 2006).

10.6
Asset Purchase Agreement, dated December 1, 2006, by and between Handheld, Aperio Technologies, Inc. and Mary Dunne (Incorporated herein by reference to Exhibit 10.1 to Handheld’s Current Report on Form 8-K filed on December 7, 2006)

10.7	4.9% Convertible Promissory Note issued by Handheld to Aperio Technologies, Inc. (Incorporated herein by reference to Exhibit 10.2 to Handheld’s Current Report on Form 8-K filed on December 7, 2006)

10.8
Registration Rights Agreement, dated December 1, 2006, by and between Handheld and Aperio Technologies, Inc. (Incorporated herein by reference to Exhibit 10.3 to Handheld’s Current Report on Form 8-K filed on December 7, 2006

10.9
Asset Purchase Agreement, dated December 18, 2006, by & between Handheld and John Paul Worsnop (Incorporated herein by reference to Exhibit 10.1 to Handheld’s Current Report on Form 8-K filed on December 19, 2006)

10.10	4.9% Convertible Promissory Note issued by Handheld to John Paul Worsnop (Incorporated herein by reference to Exhibit 10.2 to Handheld’s Current Report on Form 8-K filed on December 19, 2006)

10.11
Registration Right Agreement, dated December 18, 2006, by and between Handheld and John Paul Worsnop (Incorporated herein by reference to Exhibit 10.3 to Handheld’s Current Report on Form 8-K filed on December 19, 2006)

23.1*	Consent of Haynes and Boone, LLP (Included in Exhibit 5.1)

23.2*	Consent of Salberg & Company, P.A.

* filed herewith

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) Include any additional or changed information on the plan of distribution.

(2) For determining liability under the Securities Act, the Registrant will treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

(5) In the event that a claim for indemnification against such liabilities, (other than the payment by the Registrant of expenses incurred or paid by a director) officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be a part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 13th day of February, 2007.

HANDHELD ENTERTAINMENT, INC.

By:	/s/ Jeff Oscodar
Jeff Oscodar, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeff Oscodar as his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b) of the Act and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

By:	/s/ Jeff Oscodar	February 13, 2007
Jeff Oscodar, Director, President and Chief Executive Officer (principal executive officer)

By:	/s/ William J. Bush	February 13, 2007
William J. Bush, Chief Financial Officer (principal financial and accounting officer)

By:	/s/ *	February 13, 2007
Bill Keating, Chairman

By:	/s/ *	February 13, 2007
Carl Page, Director

By:	/s/ *	February 13, 2007
David F. Hadley, Director

By:	/s/ *	February 13, 2007
Dr. Carl Goldfischer, MD, Director

By:	/s/ *	February 13, 2007
Geoff Mulligan, Director

* Jeff Oscodar signed as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

4.1	Certificate of Incorporation (Incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)

4.2	Certificate of Amendment to the Certificate of Incorporation (Incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on August 15, 2006)

4.3	By-laws (Incorporated herein by reference to Exhibit 3.2 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)

4.4	Form of Warrant to Purchase Common Stock at $3.50 per share (Incorporated herein by reference to Exhibit 10.2 to Handheld’s Current Report on Form 8-K, filed on January 18, 2007).

4.5	Form of Warrant to Purchase Common Stock at $4.00 per share (Incorporated herein by reference to Exhibit 10.3 to Handheld’s Current Report on Form 8-K, filed on January 18, 2007)

4.6	Form of Amendment to the Subscription Agreement and Warrants (Incorporated herein by reference to Exhibit 10.4 to Handheld’s Current Report on Form 8-K, filed on January 30, 2007)

5.1*	Opinion of Haynes and Boone, LLP

10.1
Membership Interest Purchase Agreement, dated as November 13, 2006, by and among, Handheld Zeus Promotions, LLC, and John Kowal (Incorporated herein by reference to Exhibit 2.1 to Handheld’s Current Report on Form 8-K filed on November 17, 2006)

10.2
4.7% Secured Convertible Promissory Note issued by Handheld to Zeus Promotions, LLC (Incorporated herein by reference to Exhibit 10.1 to Handheld’s Current Report on Form 8-K filed on November 17, 2006).

10.3
Registration Rights Agreement, dated as of November 13, 2006, by and among Handheld, Zeus Promotions, LLC and John Kowal (Incorporated herein by reference to Exhibit 10.2 to Handheld’s Current Report on Form 8-K filed on November 17, 2006).

10.4
Employment Agreement, dated November 13, 2006, by and between Handheld and John Kowal (Incorporated herein by reference to Exhibit 10.3 to Handheld’s Current Report on Form 8-K filed on November 17, 2006).

10.5
Security Agreement, dated November 13, 2006, by and between Handheld and Zeus Promotions, LLC (Incorporated herein by reference to Exhibit 10.4 to Handheld’s Current Report on Form 8-K filed on November 17, 2006).

10.6
Asset Purchase Agreement, dated December 1, 2006, by and between Handheld, Aperio Technologies, Inc. and Mary Dunne (Incorporated herein by reference to Exhibit 10.1 to Handheld’s Current Report on Form 8-K filed on December 7, 2006)

10.7	4.9% Convertible Promissory Note issued by Handheld to Aperio Technologies, Inc. (Incorporated herein by reference to Exhibit 10.2 to Handheld’s Current Report on Form 8-K filed on December 7, 2006)

10.8
Registration Rights Agreement, dated December 1, 2006, by and between Handheld and Aperio Technologies, Inc. (Incorporated herein by reference to Exhibit 10.3 to Handheld’s Current Report on Form 8-K filed on December 7, 2006

10.9
Asset Purchase Agreement, dated December 18, 2006, by & between Handheld and John Paul Worsnop (Incorporated herein by reference to Exhibit 10.1 to Handheld’s Current Report on Form 8-K filed on December 19, 2006)

10.10	4.9% Convertible Promissory Note issued by Handheld to John Paul Worsnop (Incorporated herein by reference to Exhibit 10.2 to Handheld’s Current Report on Form 8-K filed on December 19, 2006)

10.11
Registration Right Agreement, dated December 18, 2006, by and between Handheld and John Paul Worsnop (Incorporated herein by reference to Exhibit 10.3 to Handheld’s Current Report on Form 8-K filed on December 19, 2006)

23.1*	Consent of Haynes and Boone, LLP (Included in Exhibit 5.1)

23.2*	Consent of Salberg & Company, P.A.

* filed herewith